INVEST IN **WHATZ2EAT**

A mobile app that helps people cook using food they only have on hand.



Coco Chip
Pepitas
Sesame Seeds
Spirulina
Match
Match
Hummus
Sauce
Salsa
Salsa
Hemp Seeds
Cassava Tortillas
Hot Sauce
Dates
Apple
Cilantro
Cucumber
Potato
Turnip
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Whatz2eat
VEGETARIAN TACOS
Crafted by: Juan Ortiz
Foodie rating: 4.5 / 5
Ingredients: 5 / 5
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WHATZ2COOK
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whatz2eat.com Palm Desert CA





Female Founder | Consumer Goods | B2C | Mobile Apps | Food Tech



LEAD INVESTOR

Stephanie Minor

I invested in Whatz2Eat because of their ambitious mission to help people around the world create better meals for the people they love and share life with. The app provides a solution to a problem that so many people face every day —What should we eat? The company has a strong monetization plan to produce scalable, recurring, and diversified revenue streams from day one. Not only that, the app saves time, stress, and food waste. It is a product that could be a go-to tool for millions of people.

Invested $20,000 this round & $5,000 previously

Highlights

1. 💥Millennial + Gen Z tech Beta testers - 93% said they would use the app daily.
2. ✅ Dataset consists of 1M+ verified recipes already.
3. 🥫Virtual Cloud Pantry with real time inventory updates.
4. "Food Image to Recipe" tech is 99% accurate with thousands of ingredients.
5. 🧐Founder has over twenty years experience in the food industry.
6. 64% of Millennials + Gen Z use smartphones while cooking and want to become better cooks.
7. 📺As seen on ABC, CNBC, CBS, Fox News & Market Watch.

Our Team



Richard DeRose Founder, CEO

Rich is continuing his entrepreneurial journey to bring to market and establish Whatz2Eat as a market leader. Has built and scaled two compliance companies and a nonprofit organization. Decorated U.S. Navy Veteran, Published Author and closet chef.



Deirdre DeRose President, Co-Founder

20+ years in the food industry with experience in food product engineering, sales & distribution and sound knowledge of food markets, industry trends and demographics. Affiliate companies include Vanlaw Foods & La Salsa Industries.



Juan Guzman Chief Technology Officer

Talented designer & software engineer responsible for our full tech stack and delivering a superior UI, UX experience while managing a team of 18+ developers. Successfully designed and built 25 products in multiple industries.



Steve Aust Chief Strategy Officer

Steve has 30 years of solid business experience. He has raised over $100M in Venture Capital for companies such as Home Shopping Network, Vision Quest, 2Extreme Sports. Ranked Top 100 Networkers for 12 years running with over 250K Distributors.



Dr. Sarabjot Singh Anand Chief Data Scientist

Sarabjot specializes in data mining and developing technology algorithms in areas such as recommender systems, diver monitoring, cross & upselling products in retail and churn predictions. He has published 90 Academic papers on data mining.



Joe Hipple Lead Investor Relations

CEO/Founder of F.E.A. Strategies Group, assisting company's in evaluating ideas, strategic planning, funding and launching operations. Joe has raised over $380M for startups and mid-size companies.



Noah Gresham Director of Technology

As an entrepreneur, Noah has been building businesses for 25+ years, concentrating on disruptive technologies and business models using enriched Data Insights, Artificial Intelligence, Block Chain and Data Science.

Whatz2Eat... Where Food Meets Tech





Kitchen Chaos Is A Real Problem.

Let's quantify the issue a bit:

- Three out of five Americans say whatever foods are in the refrigerator & pantry will determine what's for dinner.

- On average, households have 135 food items in the kitchen.

- The average person only knows how to cook five different meals or less.

- 58% of Americans say they cook between 3-6 days a week. (That's a lot of repeat dinners).

- We spend, on average, 75 minutes searching the web for meal ideas, trying to decide what to cook.



Our product is a pain killer, not just a vitamin!





What we can do with what you see

Whatz2Eat

Today's culinary challenges demand new solutions.

With time at a premium and the ever-increasing price of food items, consumers are looking for new tools that can help them manage grocery lists and food budgets and to better utilize their ingredients more efficiently to prevent food waste and stretch their dollars further.

Here's how the app works:

1. Meal time! You tap into the app.





2. You scan or take a snapshot of your fridge & pantry.



With one photo, we know what's in your fridge and pantry
Bell Pepper
Lettuce
2% Fat Milk
Hot Sauce
Water
Pinto Beans
Extra Virgin Olive Oil
White Vinegar
Chili Powder
Salsa
Potatoes
...it's really cool tech
Whatz2Eat

3. You choose your meal specs.

Tinder-style screens so you can simply swipe left or swipe right to indicate when you need to eat and how many guests will be joining you.



Designed to save you time and to better utilize your ingredients
9:41
How much time do you have?
Drag to set your ideal cooking time.
15 30 45
Minutes
Skip
Done
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How many mouths will you be feeding?
Drag to tell us how many you will be cooking for.
2 3 4
Mouths
Skip
Done
Whatz2Eat

4. Time to cook.

We'll curate five meal ideas at a time for you to choose from while assuring you have all the

ingredients to make it. These suggestions will get even more tailored to your taste buds the more you use the app.



Chicken
Butter
Milk
Cream Cheese
Cheese
Grapes
Mozzarella
Buttermilk Ranch
Carrots
Eggs
Crackers
Yogurt
Apple
Strawberries
Eggs
Ground Beef
9:41
Whatz2eat
EASY BAKED PESTO CHICKEN
Crafted by: Juan Ortiz
Foodie rating: 4.5 / 5
Ingredients: 5 / 5
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WHATZ2COOK
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Whatz2Eat

5. Maintain your Virtual Cloud Pantry.

Users can keep a running inventory of their ingredients by storing them in their own personal, virtual (cloud) pantry. The Whatz2Eat app can also update your food inventory list automatically with a simple scan of your grocery receipt.



9:41
PANTRY
Pantry
Shopping List
Cart
Search Pantry
Condiments
Mustard 1 btl
Dairy
Reduce Fat Milk 1 gal
Swiss Cheese 0
+ Shopping List
Fruits
Banana 3
Blueberries 13
Grains
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POSITION RECEIPT INSIDE THE FRAME
CAMERA
UPLOAD
RECEIPT
Whatz2Eat

6. Snag any missing ingredients.

Missing ingredients? No problem; we leverage the competitive landscape of delivery services and grocery stores, so you have choices - putting the buying power back in your control. We enable access to multiple shopping and delivery options right from the app.

to multiple shopping and delivery options right from the app.





SHOP & DELIVERY
OPTIONS
Whatz2Eat
deliveroo
GRUBHUB
THRIVE
MARKET
Kroger
instacart
SuperTARGET
Shipt
Postmates
SPROUTS
FARMERS MARKET
Uber Eats
WHOLE FOODS
Walmart
DOORDASH
IMPERFECT
FOODS
freshdirect
FOODKICK
Albertsons
SAFEWAY
IN ONE APP

Our Target Users

The Whatz2Eat App is uniquely geared towards helping home cooks to culinary professionals seamlessly make delicious meals with no guesswork and little human interaction.

Solutions For All Levels Of Cooking
Time-strapped parents who need food on the table now
College students who want to use their limited food items efficiently
Fitness fanatics who demand healthier diets and track nutritional values
Aspiring cooks who want to gain knowledge and improve their culinary skills
Culinary professionals who want a platform they can share their creations with
Whatz2Eat











Why Now?

Today, 7 0f 10 adults are accessing food content online an average of 3X a week, and three-fourths of these cooks are using the phones and ipads in the kitchen. We recognize that by leveraging the power of smart technologies like our phones and tablets, we can put an exceptional tool into millions of hands.

Why Now


77% Of Americans Plan To Cook At Home More Often
64% Of Millennials & Gen Z Use Smartphones While Cooking
3 Out Of 4 Say They Wish They Had More Confidence Cooking
1.7B Recipe Pins On Pinterest
1/2 Of Internet Users Browse For Recipes
Whatz2Eat

Key Milestones

Our team of Data Scientists and Engineers built our first prototype ready for testing in five months from scratch.


Journey
HELLO WORLD
WHATZ2EAT App is realeased on Google Play and App Store
SPR 2023
Wefunder Campaign Begins
Continued with middle management and dev ops recruitment, Fundraising Campaign development and App development
WNTR 2023
Alpha & Beta Testing
300+ diverse testers submit UX feedback with 93% responding they would use it everyday.
JUNE 2021
Building Out Leadership Team
Executive leadership positions are filled and advisory board is formed.
DEC 2020
MAR 2019
Development team is formed and F&F round secured with 250K raised.
JUN 2019
Development Begins
Team of 18 developers begin building propietary API's & Algorithms around image Recognition & Machine Learning.
NOV 2019
Phase 1 Dev Completed
Proof of concept and minimal viable product (MVP) successfully developed.
MAR 2020
Monetization And Go-To-Market Strategies
Financial models and market fit are confirmed and marketing strategies developed.
Whatz2Eat

Our Business Model

We have a modern-tech leveraged business model with strong monetization strategies and a clear, aggressive roadmap to profitability. We believe our revenue models will yield major returns for our investors with opportunities in:

- Paid Product Placement
- Least Cost Fulfillment
- Grocery Ordering
- Delivery Services

- **Sponsored Video Content**
- **Data Insights**
- **Freemium Subscription Model**

We leverage protected Intellectual Property (IP) consisting of proprietary algorithms and APIs documented and structured around Artificial Intelligence (AI), Augment Reality (AR), Machine Learning, Natural & Conversational language, and Image Recognition. We'll have scalable, recurring, and diversified revenue streams from day one. Monetization strategies built around internal and external strategic platforms designed to maximize revenue from our targeted demographics.



Monetization Model & Projections
Data Insights $36M
Product Placement $7.3M
Least Cost Fulfillment $4.5M
Developer API $1.3M
Targeted Advertising $6.2M
X 26M Users
$55.3M
Revenue by 2025
Whatz2Eat

Forward looking projections cannot be guaranteed.

Our Value Proposition

We have identified multiple growth pathways that could result in significant ROI for our investment partners, given our growth projections and financial modeling.



Whatz2Eat
VALUE PROPOSITION
CONSUMER BUYING HABITS DATA
FOOD & BEVERAGE
Campbells
Kraft Heinz
Nabisco
Proctor & Gamble
Tyson Foods
CONNECTING API TO SMART APPLIANCES
APPLIANCE MANUFACTURERS
Whirlpool
Bosche
Kitchen Aid
Samsung
Frigidaire
GROWING CONSUMER BASE FOR FOOD DELIVERY SERVICES
GROCERY COMPANIES
Amazon
Walmart
Kroger
Safeway
Whole Foods

Meet the Founders

We are a husband and wife duo who set out on this venture out of our own kitchen experiences. We knew that we were far from alone in lacking the culinary confidence and skills to match and use the ingredients in our own kitchen. Making a meal decision is a daily struggle - especially for those that can't cook. Our goal is for Whatz2Eat to become a no-brainer kitchen essential, providing users with a solution to kitchen chaos.



Experienced, Growth Focused Leaders

Our C-Level team consists of high-level marketing and business development execs complimented by web/app engineers, designers, and data scientists with extensive experience in managing complex tech projects with corporate brands worldwide.

Meet the Team
Richard DeRose
CoFounder, CEO
25 Years Corporate Leadership
Dede Callanan
CoFounder, Business Dev.
20 Years Food & Beverage Industry
Juan Guzman
CoFounder, CTO
10 Years Successfully Launching 25+ Products
Noah Gresham
CEO Tatras Data
Whatz2eat Advisor
Dr. Sarabjot Singh
Leading Data Scientist
Whatz2eat Advisor
Steve Aust
Chief Strategy Officer
Whatz2eat Advisor
Whatz2Eat













Join us!

Whatz2Eat is the next stage in how people access, choose, and cook delicious meals without any guesswork. We have the team, the solution, a beautiful product, and soon - the traction. If you are as hungry as we are to help people around the world create better meals for the people they love and share life with, join us.



From one simple scan of your refrigerator, freezer, and pantry...
We know what you have
•
We know what you can create
•
Your own personal kitchen assistant
9:41
Beans
Milk
Rice
Salsa
Chili Powder
Vinegar
Garlic
Carrots
Bell Pepper
Pomegranate
Beet
Apple
1
Unit
Lettuce
Pomegranate
Beet
Apple
Add To Pantry
Whatz2Eat